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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TENNANT COMPANY

(Name of Issuer)

COMMON

(Title of Class of Securities)

880345103

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 880345103	13 G	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AIM Funds Management, Inc. No. S.S. or I.R.S. Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization Organized under the Business Corporations Act (Ontario), in the Country of Canada.

	5.	Sole Voting Power 330,800

Number of	6.	Shared Voting Power None
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power 330,800
Reporting
Person
With:	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 3.68%

12.	Type of Reporting Person (See Instructions) O.O.

ITEM 1 (a) NAME OF ISSUER: TENNANT COMPANY

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

701 NORTH LILAC DRIVE, P. O. BOX 1452
MINNEAPOLIS, MN, 55440

ITEM 2 (a) NAME OF PERSON(S) FILING:

AIM Funds Management, Inc.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

5140 Yonge Street
Suite 900
Toronto, Ontario M2N 6X7

ITEM 2 (c) CITIZENSHIP:

Organized under the laws of ONTARIO

ITEM 2 (d) TITLE OF CLASS OF SECURITIES

COMMON

ITEM 2 (e) CUSIP NUMBER: 880345103

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(a)	/ /	Broker or Dealer registered under Section 15 of the Act.
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act.
(c)	/ /	Insurance Company as defined in Section 3(a)(19) of the Act.
(d)	/ /	Investment Company registered under Section 8 of the Investment Company Act.
(e)	/ /	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
(f)	/ /	Employee Benefit Plan, Pension Fund which is subject to provisions of Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).
(g)	/ /	Parent Holding Company in accordance with Rule 13d-1(b)(ii)(G).
(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4 (a) — (c) OWNERSHIP:

The information in items 1 and 5-11 on the cover page (p 2)
of this statement on Schedule 13G is hereby incorporated by reference.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS / /
Not Applicable.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
 Not Applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
 Not Applicable.

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.
Not applicable.

ITEM 9 NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

ITEM 10 CERTIFICATION:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2005

(Date)

“Julianna Ahn”

Julianna Ahn,
As Assistant Secretary for
AIM Funds Management, Inc.